December 9, 2014

James D. McGinnis

(202) 508-4895

james.mcginnis@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith A. Gregory, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Initial Registration Statement Filing on Form N-1A

Dear Mr. Gregory:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust” or the “Registrant,” and each of its series, a “Portfolio”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the initial filing of the Registration Statement on Form N-1A (the “Registration Statement”) relating to the initial registration of shares of beneficial interest of the Portfolios, which was filed with the Commission on June 30, 2014. We received the Staff’s written comments to the Registration Statement via e-mail on July 29, 2014. Responses to such written comments were provided via EDGAR correspondence on September 29, 2014. You provided additional oral comments on September 30, 2014. The following sets forth summaries of the additional comments, followed by the Trust’s responses thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memorandums or the Statement of Additional Information (“SAI”), as applicable, in the Registration Statement.

To the extent the responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual updating amendment to be filed in March 2015.

Private Placement Memorandums

AllianzGI Global Small-Cap Opportunities Portfolio (for purposes of the following Comments, the “Portfolio”)

1.	Comment: Please clarify in the body text of the “Prior Related Performance Information” section of the Private Placement Memorandum that the Composite for the Portfolio is comprised of only non-fee-paying accounts.

Response: In response to this comment, the disclosure in the “Prior Related Performance Information” section of the Private Placement Memorandum will be revised as follows (new language underlined):

“The Composite includes all actual ~~fee-paying~~ discretionary retail and institutional accounts managed by AllianzGI U.S. and its predecessor advisers for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the ~~Portfolio, to the extent that there are any such accounts. The Composite also includes all actual non-fee-paying discretionary retail and institutional accounts managed by AllianzGI U.S. and its predecessor advisers for at least one full month that have investment objectives, policies, strategies, and risks substantially similar to those of the~~ Portfolio. For the periods shown below, the Composite consisted solely of a single, non-fee-paying account. Such non-fee-paying account was terminated as of October 7, 2014 following the addition of the Portfolio as the second account in the Composite beginning in July 2014.”

2.	Comment: Please supplementally explain what constitutes a “non-fee-paying” account. We note that typically investment managers do not work without compensation.

Response: The Global Investment Performance Standards (“GIPS”) Handbook, which provides a recognized industry standard for the composition of composites such as the Composite, includes a Frequently Asked Questions (“FAQs”) section on composite composition that provides guidance on non-fee-paying accounts. Among such FAQs are the following:

How do we determine what is considered a non-fee-paying portfolio? If a portfolio pays no investment management fees, it is considered a non-fee-paying portfolio. Some firms may manage portfolios that have a minimal investment management fee that is meant to cover operating or transaction costs. If a portfolio has a very small investment management fee that is not representative of an investment management fee a portfolio would typically pay, the firm should consider such a portfolio as a non-fee-paying portfolio.

How should incubator fund performance be presented under the GIPS standards? Incubator funds typically are portfolios set up with firm assets to initiate a new type of asset management. As such, they are typically non-fee-paying portfolios. The GIPS standards only require fee-paying portfolios to be included in the firm’s composites. However, the GIPS standards permit firms to include non-fee-paying portfolios in their composites. If non-fee-paying portfolios are included in one of the firm’s composites, the GIPS standards require that the firm present the percentage of the composite assets represented by the non-fee-paying portfolios as of the end of each annual period.

The Trust confirms that the relevant account referenced in the Composite for the June 30, 2014 filing of the Registration Statement constituted a non-fee-paying account under the guidance above.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me at 202-508-4895 or George B. Raine at 617-951-7556 if you have any questions or require additional information.

Kind regards,

/s/ James D. McGinnis

James D. McGinnis, Esq.

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.